Exhibit 23.11

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FNB Corp.

We consent to incorporation by reference in the registration statements (Nos. 33-72686, 333-54702, 333-99333, 333-105442 and 333-109450) on Form S-8 and the registration statement (No. 33-59565) on Form S-3 of FNB Corp. of our report dated March 12, 2004, with respect to the consolidated balance sheets of FNB Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2005 annual report on Form 10-K of FNB Corp.

March 15, 2006

Greenville, South Carolina